                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 17)*

                            Wm. Wrigley Jr. Company

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                  982526 10 5

                                 (CUSIP Number)


                    Raymond H. Drymalski, Bell, Boyd & Lloyd
                         70 West Madison Street, #3200
                    Chicago, Illinois 60602, (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               October 28, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 16 Pages

SCHEDULE 13D
CUSIP No.   982526 10 5
PAGE  2  of  16  Pages

1    NAME OF REPORTING PERSON:  Edna Jean Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )

3    SEC USE ONLY

4    SOURCE OF FUNDS:  Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--

7    SOLE VOTING POWER:                771,120

8    SHARED VOTING POWER:            5,798,046

9    SOLE DISPOSITIVE POWER:           771,120

10   SHARED DISPOSITIVE POWER:       5,798,046

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                         6,569,166

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.1%

14   TYPE OF REPORTING PERSON:  IN

SCHEDULE 13D
CUSIP No.   982526 10 5
PAGE  3  of  16  Pages

1    NAME OF REPORTING PERSON:  James S. Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )

3    SEC USE ONLY

4    SOURCE OF FUNDS:  Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--

7    SOLE VOTING POWER:                  20,224

8    SHARED VOTING POWER:             4,412,910

9    SOLE DISPOSITIVE POWER:             20,224

10   SHARED DISPOSITIVE POWER:        4,412,910

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                          4,433,134

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.7%

14   TYPE OF REPORTING PERSON:  IN

SCHEDULE 13D
CUSIP No. 982526 10 5
PAGE 4 of 16 Pages

1    NAME OF REPORTING PERSON:  Paxson H. Offield
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
          ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH--
7    SOLE VOTING POWER:                                                97,000
8    SHARED VOTING POWER:                                           4,837,730
9    SOLE DISPOSITIVE POWER:                                           97,000
10   SHARED DISPOSITIVE POWER:                                      4,837,730
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                                                        4,934,730
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.2%
14   TYPE OF REPORTING PERSON:  IN

PAGE  5  of  16   Pages

     This Amendment No. 17 relates to the joint statement on Schedule 13D, dated October 18, 1991, as previously amended and as amended hereby (the "Statement"), of Edna Jean Offield ("EJO"), James S. Offield ("JSO") and Paxson H. Offield ("PHO") relating to the Common Stock, no par value (the "Common Stock"), of the Wm. Wrigley Jr. Company (the "Company"). Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the meanings given them in the joint statement filed October 18, 1991 or any previous amendment. Except as amended hereby, the information set forth in the Statement remains true, complete and correct.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not Applicable

Item 4.  Purpose of Transaction.

     The reporting persons effected the transfer of shares of Common Stock specified in Item 5(c) for tax planning purposes and to decrease their equity position in the Company. As previously reported under Item 5(b) of the Original Statement, the nature of the reporting persons' respective beneficial ownership of shares of Common Stock varies. However, regardless of the nature of the reporting persons' beneficial ownership of shares, all shares of Common Stock reported by this Statement as being beneficially owned by them are held for investment purposes. In the normal course of managing their investment in the Company's Common Stock (whether the Common Stock is owned directly or indirectly as a result of any of the facts described under Item 5(b) of this Statement), the reporting persons may acquire or dispose of shares of Common Stock. Except as described in the preceding sentence, the reporting persons have no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) set forth under Item 4 of Schedule 13D.

PAGE  6  of  16  Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Shares of Class B Common Stock, no par value ("Class B Stock"), of the Company are convertible at any time into shares of Common Stock on a share for share basis, are entitled to ten votes per share and are subject to restrictions on transfer. Because of the conversion feature of the Class B Stock, rule 13d-3(d) under the Securities Exchange Act of 1934, as amended, requires that the shares of Class B Stock beneficially owned by the reporting persons be treated as shares of Common Stock for purposes of this Statement. The following table sets forth, with respect to each of the reporting persons (i) the aggregate number of shares of Common Stock beneficially owned, and (ii) the approximate percentage of outstanding shares of Common Stock beneficially owned. Of the shares set forth under the middle column below, 2,598,168, 1,957,970 and 2,088,018 are shares of Class B Stock beneficially owned by EJO, JSO and PHO, respectively. The percentage calculations set forth below are based on 92,858,447 shares of Common Stock outstanding as of July 15,1998, plus the respective number of shares of Class B Stock that are beneficially owned by the reporting persons.

                     Shares of
     Reporting       Common Stock                  Percentage
     Person          Beneficially Owned            Owned
     ---------       ------------------            ----------
     EJO              6,569,166                       7.1%

     JSO              4,433,134                       4.7%

     PHO              4,934,730                       5.2%

     (b) The following table sets forth, with respect to each of the reporting persons, the number of shares of Common Stock as to which the reporting person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, and (iv) shared power to dispose or direct the disposition:

                  Sole         Shared          Sole          Shared
   Reporting      Voting       Voting          Dispositive   Dispositive
     Person       Power<F1>    Power<F2>       Power<F1>     Power<F2>
   ---------      ---------    ---------       -----------   -----------
      EJO         771,120<F3>  5,798,046<F4>   771,120<F3>   5,798,046<F4>

      JSO         20,224<F5>   4,412,910<F6>   20,224<F5>    4,412,910<F6>

      PHO         97,000<F5>   4,837,730<F7>   97,000<F5>    4,837,730<F7>

PAGE  7  of  16   Pages

     (c) The reporting persons have effected the following transactions in the Common Stock of the Company since Amendment No. 16 was filed:

               Amount
              Sold or                                     Type of
  Date      Transferred     Transferor        Price     Transaction
--------    -----------    -------------     -------    -----------
07/01/98       2,308            PHO          $99.967    Open market
07/01/98       4,616            PHO          $99.967    Open market
07/01/98       1,360       EJO, JSO, PHO     $99.967    Open market
07/01/98         429       EJO, JSO, PHO     $99.967    Open market
07/01/98         507         EJO, JSO        $99.967    Open market
07/01/98         579         EJO, JSO        $99.967    Open market
07/01/98       6,423            EJO          $99.967    Open market
07/01/98       6,479            EJO          $99.967    Open market
07/01/98         630         EJO, JSO        $99.967    Open market
07/01/98       1,673         EJO, JSO        $99.967    Open market
07/01/98       1,327       EJO, JSO, PHO     $99.967    Open market
07/01/98       3,752       EJO, JSO, PHO     $99.967    Open market
07/01/98         786       EJO, JSO, PHO     $99.967    Open market
07/01/98       9,105       EJO, JSO, PHO     $99.967    Open market
07/01/98       5,888       EJO, JSO, PHO     $99.967    Open market
07/01/98       5,887       EJO, JSO, PHO     $99.967    Open market
07/01/98         468            PHO          $99.967    Open market
07/01/98          83            JSO          $99.967    Open market
07/02/98       2,300       EJO, JSO, PHO     $100.16    Open market
07/06/98       1,629            PHO         $100.704    Open market
07/06/98       3,250            PHO         $100.704    Open market
07/06/98         960       EJO, JSO, PHO    $100.704    Open market
07/06/98         303       EJO, JSO, PHO    $100.704    Open market
07/06/98         358         EJO, JSO       $100.704    Open market
07/06/98         409         EJO, JSO       $100.704    Open market
07/06/98       4,532            EJO         $100.704    Open market
07/06/98       4,571            EJO         $100.704    Open market
07/06/98         445         EJO, JSO       $100.704    Open market
07/06/98       1,180         EJO, JSO       $100.704    Open market
07/06/98         936       EJO, JSO, PHO    $100.704    Open market
07/06/98       2,647       EJO, JSO, PHO    $100.704    Open market
07/06/98         555       EJO, JSO, PHO    $100.704    Open market
07/06/98       6,410       EJO, JSO, PHO    $100.704    Open market
07/06/98       5,032       EJO, JSO, PHO    $100.704    Open market
07/06/98       4,883       EJO, JSO, PHO    $100.704    Open market
07/06/98         330            PHO         $100.704    Open market
07/06/98          59            JSO         $100.704    Open market
07/06/98       1,511       EJO, JSO, PHO    $100.704    Open market

PAGE  8  of  16       Pages

               Amount
               Sold or                                          Type of
  Date       Transferred      Transferor        Price         Transaction
--------     -----------     -------------     --------       -----------
07/07/98        4,272             PHO           $101.04       Open market
07/07/98        8,544             PHO           $101.04       Open market
07/07/98        2,517        EJO, JSO, PHO      $101.04       Open market
07/07/98          795        EJO, JSO, PHO      $101.04       Open market
07/07/98          939          EJO, JSO         $101.04       Open market
07/07/98        1,073          EJO, JSO         $101.04       Open market
07/07/98       11,886             EJO           $101.04       Open market
07/07/98       11,989             EJO           $101.04       Open market
07/07/98        1,166          EJO, JSO         $101.04       Open market
07/07/98        3,095          EJO, JSO         $101.04       Open market
07/07/98        2,456        EJO, JSO, PHO      $101.04       Open market
07/07/98        6,944        EJO, JSO, PHO      $101.04       Open market
07/07/98        1,455        EJO, JSO, PHO      $101.04       Open market
07/07/98       16,850        EJO, JSO, PHO      $101.04       Open market
07/07/98       13,227        EJO, JSO, PHO      $101.04       Open market
07/07/98       12,808        EJO, JSO, PHO      $101.04       Open market
07/07/98          867             PHO           $101.04       Open market
07/07/98          155             JSO           $101.04       Open market
07/07/98        3,962        EJO, JSO, PHO      $101.04       Open market
07/08/98        1,497             PHO          $100.055       Open market
07/08/98        2,994             PHO          $100.055       Open market
07/08/98          882        EJO, JSO, PHO     $100.055       Open market
07/08/98          278        EJO, JSO, PHO     $100.055       Open market
07/08/98          329          EJO, JSO        $100.055       Open market
07/08/98          376          EJO, JSO        $100.055       Open market
07/08/98        4,166             EJO          $100.055       Open market
07/08/98        4,202             EJO          $100.055       Open market
07/08/98          409          EJO, JSO        $100.055       Open market
07/08/98        1,085          EJO, JSO        $100.055       Open market
07/08/98          861        EJO, JSO, PHO     $100.055       Open market
07/08/98        2,434        EJO, JSO, PHO     $100.055       Open market
07/08/98          510        EJO, JSO, PHO     $100.055       Open market
07/08/98        5,905        EJO, JSO, PHO     $100.055       Open market
07/08/98        4,636        EJO, JSO, PHO     $100.055       Open market
07/08/98        4,489        EJO, JSO, PHO     $100.055       Open market
07/08/98          304             PHO          $100.055       Open market
07/08/98           54             JSO          $100.055       Open market
07/08/98        1,389        EJO, JSO, PHO     $100.055       Open market
07/09/98        1,412             PHO           $98.364       Open market
07/09/98        2,824             PHO           $98.364       Open market
07/09/98          832        EJO, JSO, PHO      $98.364       Open market
07/09/98          263        EJO, JSO, PHO      $98.364       Open market

PAGE 9 of 16 Pages

               Amount
               Sold or                                       Type of
  Date       Transferred      Transferor        Price      Transaction
--------     -----------     -------------     -------     -----------
07/09/98          310          EJO, JSO        $98.364     Open market
07/09/98          355          EJO, JSO        $98.364     Open market
07/09/98        3,928             EJO          $98.364     Open market
07/09/98        3,962             EJO          $98.364     Open market
07/09/98          385          EJO, JSO        $98.364     Open market
07/09/98        1,023          EJO, JSO        $98.364     Open market
07/09/98          811        EJO, JSO, PHO     $98.364     Open market
07/09/98        2,295        EJO, JSO, PHO     $98.364     Open market
07/09/98          481        EJO, JSO, PHO     $98.364     Open market
07/09/98        5,569        EJO, JSO, PHO     $98.364     Open market
07/09/98        4,371        EJO, JSO, PHO     $98.364     Open market
07/09/98        4,233        EJO, JSO, PHO     $98.364     Open market
07/09/98          286             PHO          $98.364     Open market
07/09/98           51             JSO          $98.364     Open market
07/09/98        1,309        EJO, JSO, PHO     $98.364     Open market
07/10/98        1,997             PHO          $98.605     Open market
07/10/98        3,995             PHO          $98.605     Open market
07/10/98        1,177        EJO, JSO, PHO     $98.605     Open market
07/10/98          371        EJO, JSO, PHO     $98.605     Open market
07/10/98          439          EJO, JSO        $98.605     Open market
07/10/98          502          EJO, JSO        $98.605     Open market
07/10/98        5,558             EJO          $98.605     Open market
07/10/98        5,606             EJO          $98.605     Open market
07/10/98          545          EJO, JSO        $98.605     Open market
07/10/98        1,447          EJO, JSO        $98.605     Open market
07/10/98        1,148        EJO, JSO, PHO     $98.605     Open market
07/10/98        3,247        EJO, JSO, PHO     $98.605     Open market
07/10/98          680        EJO, JSO, PHO     $98.605     Open market
07/10/98        7,884        EJO, JSO, PHO     $98.605     Open market
07/10/98        6,185        EJO, JSO, PHO     $98.605     Open market
07/10/98        5,989        EJO, JSO, PHO     $98.605     Open market
07/10/98          405             PHO          $98.605     Open market
07/10/98           72             JSO          $98.605     Open market
07/10/98        1,853        EJO, JSO, PHO     $98.605     Open market
07/13/98        3,580             PHO          $98.262     Open market
07/13/98        7,161             PHO          $98.262     Open market
07/13/98        2,110        EJO, JSO, PHO     $98.262     Open market
07/13/98          666        EJO, JSO, PHO     $98.262     Open market
07/13/98          787          EJO, JSO        $98.262     Open market

PAGE  10  of  16      Pages

               Amount
               Sold or                                      Type of
  Date       Transferred      Transferor        Price     Transaction
--------     -----------     -------------     -------    -----------
07/13/98          899          EJO, JSO        $98.262    Open market
07/13/98        9,961             EJO          $98.262    Open market
07/13/98       10,048             EJO          $98.262    Open market
07/13/98          977          EJO, JSO        $98.262    Open market
07/13/98        2,594          EJO, JSO        $98.262    Open market
07/13/98        2,058        EJO, JSO, PHO     $98.262    Open market
07/13/98        5,820        EJO, JSO, PHO     $98.262    Open market
07/13/98        1,219        EJO, JSO, PHO     $98.262    Open market
07/13/98       14,121        EJO, JSO, PHO     $98.262    Open market
07/13/98       11,086        EJO, JSO, PHO     $98.262    Open market
07/13/98       10,735        EJO, JSO, PHO     $98.262    Open market
07/13/98          727             PHO          $98.262    Open market
07/13/98          130             JSO          $98.262    Open market
07/13/98        3,321        EJO, JSO, PHO     $98.262    Open market
07/14/98        1,835             JSO          $99.076    Open market
07/14/98        3,670             PHO          $99.076    Open market
07/14/98        1,081        EJO, JSO, PHO     $99.076    Open market
07/14/98          341        EJO, JSO, PHO     $99.076    Open market
07/14/98          403             PHO          $99.076    Open market
07/14/98          461          EJO, JSO        $99.076    Open market
07/14/98        5,105          EJO, JSO        $99.076    Open market
07/14/98        5,150             EJO          $99.076    Open market
07/14/98          501             EJO          $99.076    Open market
07/14/98        1,330          EJO, JSO        $99.076    Open market
07/14/98        1,055          EJO, JSO        $99.076    Open market
07/14/98        2,982        EJO, JSO, PHO     $99.076    Open market
07/14/98          625        EJO, JSO, PHO     $99.076    Open market
07/14/98        7,236        EJO, JSO, PHO     $99.076    Open market
07/14/98        5,682        EJO, JSO, PHO     $99.076    Open market
07/14/98        5,502        EJO, JSO, PHO     $99.076    Open market
07/14/98          372          EJO, PHO        $99.076    Open market
07/14/98           67             PHO          $99.076    Open market
07/14/98        1,702             JSO          $99.076    Open market
07/15/98        3,193        EJO, JSO, PHO     $99.027    Open market
07/15/98        6,388             PHO          $99.027    Open market
07/15/98        1,882        EJO, JSO, PHO     $99.027    Open market
07/15/98          594        EJO, JSO, PHO     $99.027    Open market
07/15/98          702             PHO          $99.027    Open market
07/15/98          802          EJO, JSO        $99.027    Open market
07/15/98        8,886          EJO, JSO        $99.027    Open market
07/15/98        8,963             EJO          $99.027    Open market

PAGE  11  of  16  Pages

               Amount
               Sold or                                       Type of
  Date       Transferred      Transferor        Price      Transaction
--------     -----------     -------------     -------     -----------
07/15/98          872             EJO          $99.027     Open market
07/15/98        2,314          EJO, JSO        $99.027     Open market
07/15/98        1,836          EJO, JSO        $99.027     Open market
07/15/98        5,191        EJO, JSO, PHO     $99.027     Open market
07/15/98        1,088        EJO, JSO, PHO     $99.027     Open market
07/15/98       12,598        EJO, JSO, PHO     $99.027     Open market
07/15/98        9,889        EJO, JSO, PHO     $99.027     Open market
07/15/98        9,576        EJO, JSO, PHO     $99.027     Open market
07/15/98          648          EJO, PHO        $99.027     Open market
07/15/98          116             PHO          $99.027     Open market
07/15/98        2,962             JSO          $99.027     Open market
07/16/98        2,034        EJO, JSO, PHO     $98.20      Open market
07/16/98        4,069             PHO          $98.20      Open market
07/16/98        1,199        EJO, JSO, PHO     $98.20      Open market
07/16/98          378        EJO, JSO, PHO     $98.20      Open market
07/16/98          447             PHO          $98.20      Open market
07/16/98          511          EJO, JSO        $98.20      Open market
07/16/98        5,660          EJO, JSO        $98.20      Open market
07/16/98        5,709             EJO          $98.20      Open market
07/16/98          555             EJO          $98.20      Open market
07/16/98        1,474          EJO, JSO        $98.20      Open market
07/16/98        1,169          EJO, JSO        $98.20      Open market
07/16/98        3,307        EJO, JSO, PHO     $98.20      Open market
07/16/98          693        EJO, JSO, PHO     $98.20      Open market
07/16/98        8,023        EJO, JSO, PHO     $98.20      Open market
07/16/98        6,299        EJO, JSO, PHO     $98.20      Open market
07/16/98        6,099        EJO, JSO, PHO     $98.20      Open market
07/16/98          413          EJO, PHO        $98.20      Open market
07/16/98           74             PHO          $98.20      Open market
07/16/98        1,887             JSO          $98.20      Open market
07/17/98          354        EJO, JSO, PHO     $98.084     Open market
07/17/98          708             PHO          $98.084     Open market
07/17/98          209        EJO, JSO, PHO     $98.084     Open market
07/17/98           66        EJO, JSO, PHO     $98.084     Open market
07/17/98           78             PHO          $98.084     Open market
07/17/98           89          EJO, JSO        $98.084     Open market
07/17/98          985          EJO, JSO        $98.084     Open market
07/17/98          993             EJO          $98.084     Open market
07/17/98           97             EJO          $98.084     Open market
07/17/98          256          EJO, JSO        $98.084     Open market

PAGE  12  of  16  Pages

               Amount
               Sold or                                       Type of
  Date       Transferred      Transferor        Price      Transaction
--------     -----------     -------------     --------    -----------
07/17/98          203          EJO, JSO         $98.084    Open market
07/17/98          575        EJO, JSO, PHO      $98.084    Open market
07/17/98          121        EJO, JSO, PHO      $98.084    Open market
07/17/98        1,396        EJO, JSO, PHO      $98.084    Open market
07/17/98        1,096        EJO, JSO, PHO      $98.084    Open market
07/17/98        1,061        EJO, JSO, PHO      $98.084    Open market
07/17/98           72          EJO, PHO         $98.084    Open market
07/17/98           13             PHO           $98.084    Open market
07/17/98          328             JSO           $98.084    Open market
07/22/98        2,543        EJO, JSO, PHO      $97.043    Open market
07/22/98        5,086             PHO           $97.043    Open market
07/22/98        1,499        EJO, JSO, PHO      $97.043    Open market
07/22/98          473        EJO, JSO, PHO      $97.043    Open market
07/22/98          559             PHO           $97.043    Open market
07/22/98          639          EJO, JSO         $97.043    Open market
07/22/98        7,075          EJO, JSO         $97.043    Open market
07/22/98        7,136             EJO           $97.043    Open market
07/22/98          694             EJO           $97.043    Open market
07/22/98        1,843          EJO, JSO         $97.043    Open market
07/22/98        1,462          EJO, JSO         $97.043    Open market
07/22/98        4,133        EJO, JSO, PHO      $97.043    Open market
07/22/98          866        EJO, JSO, PHO      $97.043    Open market
07/22/98       10,028        EJO, JSO, PHO      $97.043    Open market
07/22/98        7,873        EJO, JSO, PHO      $97.043    Open market
07/22/98        7,624        EJO, JSO, PHO      $97.043    Open market
07/22/98          516          EJO, PHO         $97.043    Open market
07/22/98           92             PHO           $97.043    Open market
07/22/98        2,359             JSO           $97.043    Open market
07/23/98        3,397        EJO, JSO, PHO      $97.313    Open market
07/23/98        6,794             PHO           $97.313    Open market
07/23/98        2,002        EJO, JSO, PHO      $97.313    Open market
07/23/98          632        EJO, JSO, PHO      $97.313    Open market
07/23/98          747             PHO           $97.313    Open market
07/23/98          853          EJO, JSO         $97.313    Open market
07/23/98        9,452          EJO, JSO         $97.313    Open market
07/23/98        9,534             EJO           $97.313    Open market
07/23/98          927             EJO           $97.313    Open market
07/23/98        2,462          EJO, JSO         $97.313    Open market
07/23/98        1,953          EJO, JSO         $97.313    Open market
07/23/98        5,522        EJO, JSO, PHO      $97.313    Open market
07/23/98          825        EJO, JSO, PHO      $97.313    Open market

PAGE 13 of 16 Pages

               Amount
               Sold or                                       Type of
  Date       Transferred      Transferor        Price      Transaction
--------     -----------     -------------     --------    -----------
07/23/98          331        EJO, JSO, PHO      $96.956    Open market
07/23/98       13,401        EJO, JSO, PHO      $96.956    Open market
07/23/98       10,519        EJO, JSO, PHO      $96.956    Open market
07/23/98       10,186        EJO, JSO, PHO      $96.956    Open market
07/23/98          689          EJO, PHO         $96.956    Open market
07/23/98          123             PHO           $96.956    Open market
07/23/98        3,151             JSO           $96.956    Open market
07/24/98          407        EJO, JSO, PHO      $97.00     Open market
07/24/98          814             PHO           $97.00     Open market
07/24/98          240        EJO, JSO, PHO      $97.00     Open market
07/24/98           76        EJO, JSO, PHO      $97.00     Open market
07/24/98           89             PHO           $97.00     Open market
07/24/98          102          EJO, JSO         $97.00     Open market
07/24/98        1,132          EJO, JSO         $97.00     Open market
07/24/98        1,142             EJO           $97.00     Open market
07/24/98          111             EJO           $97.00     Open market
07/24/98          295          EJO, JSO         $97.00     Open market
07/24/98          234          EJO, JSO         $97.00     Open market
07/24/98          661        EJO, JSO, PHO      $97.00     Open market
07/24/98          138        EJO, JSO, PHO      $97.00     Open market
07/24/98        1,604        EJO, JSO, PHO      $97.00     Open market
07/24/98        1,260        EJO, JSO, PHO      $97.00     Open market
07/24/98        1,220        EJO, JSO, PHO      $97.00     Open market
07/24/98           83          EJO, PHO         $97.00     Open market
07/24/98           15             PHO           $97.00     Open market
07/24/98          377             JSO           $97.00     Open market
07/27/98           69        EJO, JSO, PHO      $96.184    Open market
07/27/98          138             PHO           $96.184    Open market
07/27/98           41        EJO, JSO, PHO      $96.184    Open market
07/27/98           13        EJO, JSO, PHO      $96.184    Open market
07/27/98           15             PHO           $96.184    Open market
07/27/98           17          EJO, JSO         $96.184    Open market
07/27/98          192          EJO, JSO         $96.184    Open market
07/27/98          194             EJO           $96.184    Open market
07/27/98           19             EJO           $96.184    Open market
07/27/98           50          EJO, JSO         $96.184    Open market
07/27/98           40          EJO, JSO         $96.184    Open market
07/27/98          112        EJO, JSO, PHO      $96.184    Open market
07/27/98           24        EJO, JSO, PHO      $96.184    Open market
07/27/98          274        EJO, JSO, PHO      $96.184    Open market
07/27/98          214        EJO, JSO, PHO      $96.184    Open market

PAGE 14 of 16 Pages

               Amount
               Sold or                                           Type of
  Date       Transferred      Transferor        Price          Transaction
--------     -----------     -------------     --------     -----------------
07/27/98          207        EJO, JSO, PHO      $96.184        Open market
07/27/98           14             PHO           $96.184        Open market
07/27/98            3             JSO           $96.184        Open market
07/27/98           64        EJO, JSO, PHO      $96.184        Open market
07/28/98        1,891             PHO           $94.596        Open market
07/28/98        3,784             PHO           $94.596        Open market
07/28/98        1,115        EJO, JSO, PHO      $94.596        Open market
07/28/98          352        EJO, JSO, PHO      $94.596        Open market
07/28/98          416          EJO, JSO         $94.596        Open market
07/28/98          475          EJO, JSO         $94.596        Open market
07/28/98        5,264             EJO           $94.596        Open market
07/28/98        5,310             EJO           $94.596        Open market
07/28/98          516          EJO, JSO         $94.596        Open market
07/28/98        1,371          EJO, JSO         $94.596        Open market
07/28/98        1,087        EJO, JSO, PHO      $94.596        Open market
07/28/98        3,075        EJO, JSO, PHO      $94.596        Open market
07/28/98          644        EJO, JSO, PHO      $94.596        Open market
07/28/98        7,463        EJO, JSO, PHO      $94.596        Open market
07/28/98        5,858        EJO, JSO, PHO      $94.596        Open market
07/28/98        5,672        EJO, JSO, PHO      $94.596        Open market
07/28/98          384             PHO           $94.596        Open market
07/28/98           68             JSO           $94.596        Open market
07/28/98        1,755        EJO, JSO, PHO      $94.596        Open market
07/31/98       10,423        EJO, JSO, PHO      $92.25         Open market
07/31/98       10,422        EJO, JSO, PHO      $92.25         Open market
07/31/98        4,155        EJO, JSO, PHO      $92.25         Open market
08/28/98       33,999             PHO           $ 0.00      Cashless transfer
08/28/98       16,506             PHO           $ 0.00      Cashless transfer

     (e) Upon consummation of the transactions described in part (c) of this Item, JSO ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.

----------------------
<F1>  Of the shares listed in this column, 15,002 and 10,299 are shares of Class
B Stock beneficially owned by JSO and PHO, respectively.

PAGE  15 of  16 Pages

<F2>  Of the shares listed in this column, 2,598,168, 1,942,968 and 2,077,719 are shares of Class B Stock beneficially owned by EJO, JSO and PHO, respectively.

<F3>  EJO beneficially owns these shares in her capacity as trustee under her living trust.

<F4>  EJO beneficially owns (i) 1,750,859 of these shares as a result of being a trustee of several family trusts, (ii) 3,670,073 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 377,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 377,114 shares. EJO disclaims beneficial ownership of all of the shares described in clauses (i) and (iii) of the preceding sentence and 1,681,627 of the shares described in clause (ii) of that sentence.

<F5>  The indicated reporting person beneficially owns these shares in his capacity as trustee under a living trust.

<F6>  JSO beneficially owns (i) 365,723 of these shares as a result of being a trustee of several family trusts, (ii) 3,670,073 of these shares as a result of the provisions of certain family trusts described under Item 6, and (iii) 377,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 377,114 shares. JSO disclaims beneficial ownership of 310,474 of the shares described in clause (i) of the preceding sentence, 2,774,337 of the shares described in clause (ii) of that sentence and all of the shares described in clause (iii) of that sentence.

<F7>  PHO beneficially owns (i) 3,670,073 of these shares as a result of the provisions of certain family trusts described herein under Item 6, and (ii) 377,114 of these shares as a result of serving as a director of the Foundation, which is the legal owner of such 377,114 shares. PHO disclaims beneficial ownership of 2,884,182 of the shares described in clause (i) of the preceding sentence and all of the shares described in clause (ii) of that sentence.

PAGE 16 of 16 Pages

                                   Signatures

     After reasonable inquiry, the undersigned certify that the information set forth in this Statement, or amendment thereto, is true, complete and correct.


Dated:  October 28, 1998               /s/ Edna Jean Offield
                                       ------------------------
                                            Edna Jean Offield


                                        /s/ James S. Offield
                                       ------------------------
                                            James S. Offield


                                        /s/ Paxson H. Offield
                                       ------------------------
                                            Paxson H. Offield